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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Web.com, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

947 32Q 100

(CUSIP Number)

Matt McClure, Esq.

Website Pros, Inc.

12735 Gran Bay Parkway West, Building 200

Jacksonville, FL 32258

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 947 32Q 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Website Pros, Inc. 94-3327894

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00. See Item 3 herein.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,607,591

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,607,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Web.com Common Stock”), of Web.com, Inc., a Minnesota corporation (“Web.com”).  The principal offices of Web.com are located at 303 Peachtree Center Avenue, 5th Floor, Atlanta, GA 30303.

Item 2.	Identity and Background

(a)   The name of the person filing this statement is Website Pros, Inc., a Delaware corporation (“Website Pros”).  Website Pros is a leading provider of Do-It-For-Me website building tools, Internet marketing, and lead generation solutions that enable businesses to maintain an effective Internet presence.

(b)   The address of the principal office and principal business of Website Pros is 12735 Gran Bay Parkway West, Building 200, Jacksonville, FL 32258.

(c)   To the knowledge of Website Pros as of the date hereof, set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Website Pros’ executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)   During the last five years, neither Website Pros nor, to Website Pros’ knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither Website Pros nor, to Website Pros’ knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    See Schedule I.

Item 3.	Source and Amount of Funds or Other Consideration

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Web.com have entered into Voting Agreements and irrevocable proxies with Website Pros as described in Item 4 and Item 5 of this Schedule 13D.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) – (b)  Pursuant to an Agreement and Plan of Merger and Reorganization dated June 26, 2007 (the “Merger Agreement”) by and among Website Pros, Augusta Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Website Pros (“Merger Sub”), and Web.com and subject to the conditions set forth therein (including, but not limited to, the approval of the Merger (as defined below) by the shareholders of Web.com, and the approval by the stockholders of Website Pros of the issuance of common stock of Website Pros in the Merger), Web.com will be merged with and into Merger Sub (the “Merger”) and Web.com stockholders may elect to receive for every Web.com share either 0.6875 shares of Website Pros stock or $6.5233 in cash, subject to proration so that the total cash paid shall equal $25 million.  In the aggregate, Website Pros will issue approximately 9 million shares of Website Pros stock and pay $25 million in cash.  In addition, under the terms of the Merger Agreement, a stock option to purchase shares of Web.com will convert into and become an option to purchase Website Pros common stock, and Website Pros will assume such option in accordance with the terms of the stock option plan or agreement under which that option was issued, subject to an option exchange ratio calculated in accordance with the Merger Agreement.  Concurrently with and as conditions to the execution and delivery of the Merger Agreement, Website Pros and the persons named on Schedule II to this Schedule 13D entered into Voting Agreements and irrevocable proxies.  The foregoing summary of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included in Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

(c)   Not applicable.

(d)   If the Merger is consummated, Web.com will become a wholly owned subsidiary of Website Pros, and Website Pros will subsequently determine the size and membership of the Board of Directors of Web.com and the officers of Web.com.

(e)   None.

(f)    Upon consummation of the Merger, Web.com will become a wholly owned subsidiary of Website Pros.

(g)   Upon consummation of the Merger, Web.com will become a wholly owned subsidiary of Website Pros.

(h)   Upon consummation of the Merger, the Web.com common stock will cease to be quoted on any quotation system or exchange.

(i)    Upon consummation of the Merger, the Web.com common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)    Other than as described above, Website Pros currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although Website Pros reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)   – (b)        As a result of the Voting Agreements and irrevocable proxies, Website Pros has shared power to vote an aggregate of 3,607,591 shares of Web.com common stock for the limited purpose of voting in favor of approval of the Merger Agreement and the approval of the Merger, and voting in favor of each of the other actions contemplated by the Merger Agreement.  The shareholders of Web.com who are parties to the Voting Agreements and irrevocable proxies retained the right to vote their shares of Web.com common stock on all matters other than those identified in the Voting Agreements.  The shares covered by the Voting Agreements constitute approximately 19.1% of the issued and outstanding shares of Web.com common stock as of June 26, 2007.  The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

To Website Pros’ knowledge, no shares of Web.com common stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

(c)           Neither Website Pros, nor, to Website Pros’ knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in Web.com common stock during the past 60 days, except as disclosed herein.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4 or Item 5 above, to Website Pros’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the securities of Web.com, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Agreement and Plan of Merger and Reorganization, dated as of June 26, 2007.

99.2

Form of Company Voting Agreement and Irrevocable Proxy, a substantially similar version of which has been executed by Jeffrey Stibel, Seymour Holtzman, S.H. Holdings, Inc., Jewelcor, Inc., Ephrem Gerszberg, John Recine, Alexander Kazerani, and Judith Hackett, each dated as of June 26, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2007
Date
/s/ Matt McClure
Signature
Matt McClure/Assistant Secretary
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:    Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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Schedule I

The following table sets forth the name and positions of the executive officers of Website Pros.  The principal business address of each such director and executive officer is the address of Website Pros, 12735 Gran Bay Parkway West, Building 200, Jacksonville, FL 32258.  Each of such directors and executive officers is a citizen of the United States.

David L. Brown	Director, Chief Executive Officer and President
Kevin M. Carney	Chief Financial Officer
Lisa Anteau	Senior Vice President
Darin Brannan	Senior Vice President, Business and Corporate Development
Roseann Duran	Senior Vice President, Marketing
Hugh Durden	Director
G. Harry Durity	Director
Julius Genachowski	Director
Timothy Maudlin	Director
Robert McCoy	Director

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Schedule II

Voting Agreement Stockholder	Number of Shares of Web.com Common Stock Beneficially Owned as of June 26, 2007	Percentage of Outstanding Shares of Web.com Common Stock as of June 26, 2007
Jeffrey Stibel	2,382,454	12.75%
Seymour Holtzman*	948,127	5.61%
Ephrem Gerszberg	30,000.18%
John Crecine	62,300.37%
Alexander Kazerani	75,000.44%
Judith Hackett	109,665.65%

* (includes 896,172 shares beneficially owned through S.H. Holdings, Inc. and Jewelcor, Inc.)

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